Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 10, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Huber Capital Equity Income Fund (S000018427)
Huber Capital Small Cap Value Fund (S000018428)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of January 29, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 302 to its registration statement.  PEA 302 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on December 18, 2009, for the purpose of conforming the Trust’s Prospectus for its series, the Huber Capital Equity Income Fund and Huber Capital Small Cap Value Fund (the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  In footnote 2 to the Summary Section Annual Fund Operating Expenses table for each of the Huber Capital Equity Income Fund and the Huber Capital Small Cap Value Fund, please disclose that the expense limitation agreement shall remain in effect for at least one year from the date of the Prospectus.

Response:  The Trust responds by modifying the second sentence of footnote 2 as follows:  “The expense limitation will remain in effect through at least February 28, 2011, and may be terminated only by the Trust’s Board of Trustees (the “Board”).”

2.
Staff Comment:  In the Summary Section – Annual Fund Operating Expenses table, please revise the caption “Net Annual Fund Operating Expenses” for each of the Huber Capital Equity Income Fund and the Huber Capital Small Cap Value Fund, to read “Total Fund Operating Expenses After Fee Waiver and/or Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the final line of the Annual Fund Operating Expenses table adequately conveys the intent of the Staff.  Instruction 3(e) to Item 3 of Form N-1A allows discretionary language to be used in the caption by stating, “…a Fund may add…a second caption showing the Fund’s net expenses…The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  We therefore respectfully decline the comment, and offer recent 485B/497K filing examples from PIMCO, Jennison and J.P. Morgan that use the same language the Trust wishes to use.

3.
Staff Comment:  In the Summary Section – Annual Fund Operating Expenses table for each of the Huber Capital Equity Income Fund and the Huber Capital Small Cap Value Fund, please add a ‘total’ line for “Other Expenses”.  Alternatively, please otherwise make it clear that the “Other Expenses” line includes the Shareholder Servicing Plan Fee amount.

Response:  The Trust responds by modifying the “Other Expenses” caption in the table to reflect “Other Expenses (includes Shareholder Servicing Plan Fees)”.

4.
Staff Comment:  In the Summary Section - Example paragraph for each of the Huber Capital Equity Income Fund and the Huber Capital Small Cap Value Fund, please remove the reference to dividends and distributions being reinvested, as this is not referred to in the disclosure supplied in Form N-1A.

Response:  The Trust responds by removing the phrase “, that dividends and distributions are reinvested,” from the paragraph.

5.	Staff Comment: In the Summary Section – Principal Investment Strategies for the Huber Capital Equity Income Fund, please describe the types of equity securities in which the Fund is investing.

Response:  The Trust responds by modifying the Summary Section – Principal Investment Strategies disclosure as follows:

“Principal Investment Strategies
The Equity Income Fund invests primarily in a diversified portfolio of common stocks, normally investing~~s~~ at least 80% of its net assets (plus borrowings for investment purposes) in large capitalization U.S. companies (“large cap companies”) whose stocks are considered by the Adviser to be undervalued.  The Adviser currently considers large cap companies to be those with market capitalizations in the range of those found in the Russell 1000® Value Index.  The Fund also normally invests in stocks with high cash dividends or payout yields relative to the market.”

6.
Staff Comment:  In the Summary Section – Principal Investment Strategies for each Fund, please describe how individual securities are selected for purchase.  You may want to disclose the factors the Advisor uses to determine the securities selected.

Response:  The Trust responds by adding the following as the fourth paragraph in the Summary Section – Principal Investment Strategies section, and modifying the fifth paragraph, as follows:

“The Adviser employs a value investing style, investing in stocks which, in the Adviser’s opinion, trade at a significant discount to the present value of future cash flows.  The Adviser attempts to identify out-of-favor stocks that represent solid fundamental value.  The Adviser identifies these investment opportunities by employing a disciplined, bottom-up investment process that emphasizes internally generated fundamental research.  The process includes an initial review, in-depth analysis, and employment of the Adviser’s proprietary valuation methodology.

The Adviser’s ~~makes sell~~ decision~~s~~ to sell portfolio securities is based on valuation, risk, and portfolio guidelines ~~or restrictions~~.  As individual stocks approach their intrinsic value or established target price and decline in their relative attractiveness, they become candidates for sale.  Other sell decisions may occur because of deterioration in the fundamentals that supported the initial investment.  Proceeds from sales are reinvested in companies that are more attractively valued based on the purchase disciplines.”

7.
Staff Comment:  In the Summary Section – Principal Investment Strategies for the Huber Capital Equity Income Fund, please disclose the current market capitalization range of the Russell 1000® Value Index.

Response:  The Trust responds by adding the following to the Summary Section – Principal Investment Strategies, and updating Item 9, as follows:  “As of December 31, 2009, the market capitalization range of the Russell 1000® Value Index was from $260.8 million to $332.7 billion.”

8.
Staff Comment:  In the Summary Section – Principal Investment Strategies for the Huber Capital Small Cap Value Fund, please disclose the current market capitalization range of the Russell 2000® Value Index.

Response:  The Trust responds by adding the following to the Summary Section – Principal Investment Strategies, and updating Item 9, as follows:  “As of December 31, 2009, the market capitalization range of the Russell 2000® Value Index was from $31.9 million to $4 billion.”

9.
Staff Comment:  In the Summary Section – Principal Investment Strategies for each of the Huber Capital Equity Income Fund and the Huber Capital Small Cap Value Fund, please provide additional disclosure to link the Initial Public Offering (“IPO”) Risk back to the Principal Investment Strategies of the Fund if IPOs are a principal strategy of the Fund.

Response:  The Trust has considered this comment and believes that investing in IPOs is not a principal strategy of the Funds; therefore, the risk has been removed from the Summary Section – Principal Risks section.  However, because the Funds have previously invested in IPOs and will continue to do so if the Adviser believes it to be a good investment opportunity for the Fund(s), the Initial Public Offering (“IPO”) Risk will remain in Item 9, identified as a non-principal investment risk.

10.
Staff Comment:  In the Summary Section – Principal Investment Strategies for each of the Huber Capital Equity Income Fund and the Huber Capital Small Cap Value Fund, please provide additional disclosure to link the Borrowing Risk back to the Principal Investment Strategies of the Fund if borrowing is actually a principal strategy of the Fund.

Response:  The Trust has considered this comment and believes that borrowing is not a principal strategy of the Funds; therefore, no additional disclosure is required and Borrowing Risk has been deleted from the Prospectus.  However, because the Funds are authorized to borrow money from time to time for temporary, extraordinary or emergency purposes or for clearance of transactions, disclosure regarding borrowing will remain in the SAI.

11.
Staff Comment:  In the Summary Section – Purchase and Sale of Fund Shares for each of the Huber Capital Equity Income Fund and the Huber Capital Small Cap Value Fund, please delete the following sentence: “Purchases, exchanges and redemptions by telephone are only permitted if you previously established these options on your account.”

Response:  The Trust responds by deleting the sentence.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust